FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2002

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "yes" is marked, indicate below this file number assigned to the registrant in connection with
Rule 12g-3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2002   <u>SUN INTERNATIONAL HOTELS LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99	Press Release on June 28, 2002 Sun International Completes Name Change and Announces New Ticker Symbol

Exhibit 99



FROM: Sun International
          The Bahamas
          Contact: John Allison
          Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL COMPLETES NAME CHANGE AND
ANNOUNCES NEW TICKER SYMBOL

PARADISE ISLAND, The Bahamas, June 28, 2002 – Sun International Hotels Limited (NYSE: SIH) (the "Company") today announced that effective July 1, 2002 the Company's new name will be Kerzner International Limited in accordance with agreements related to the restructuring of the Company's major shareholder, Sun International Investments Limited, previously announced in July 2001.

Also effective July 1, the Company's current ticker symbol on the New York Stock Exchange "SIH" will be changed to the new ticker symbol "KZL."

About Sun International

Sun International is a leading developer and operator of premier casinos, resorts and luxury hotels. Its flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In the luxury resort hotel business, the Company operates eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas.

For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit the website at www.sunint.com. Beginning July 1, 2002, the Company's new website will be www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at +1.242.363.6016.